UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2005
CELANESE AG
(Exact name of Registrant as Specified in its Charter)
CELANESE CORPORATION
(Translation of Registrant’s name into English)
Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS
SIGNATURES
EXHIBIT INDEX
EX-99.1: AD HOC NOTICE

CELANESE AG
     On May 30, 2006, Celanese AG issued an Ad hoc release announcing that Celanese Europe Holding GmbH & Co. KG (“Celanese Europe Holding”), a subsidiary of Celanese Corporation, has increased the cash compensation payment in relation to the transfer of shares held by the minority shareholders of Celanese AG to Celanese Europe Holding from €62.22 to €66.99. This increase was included on the agenda to be voted on by the Celanese AG shareholders at its annual general meeting scheduled for May 30-31, 2006. The additional compensation reflects the increase in the average price of Celanese AG shares since setting the cash compensation at €62.22 on March 10, 2006.
The Ad hoc release is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Exhibit

99.1	Ad hoc Notice under Section 15 Securities Trading Act announcing an increase in the compensation amount related to the transfer of Celanese AG shares held by minority shareholders

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG
(Registrant)

By:	/s/ Peter Jakobsmeier

Name :	Peter Jakobsmeier
Title:	Member of the Management Board
(Chief Financial Officer)
Date: May 30, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Ad hoc Notice under Section 15 Securities Trading Act announcing an increase in the compensation amount related to the transfer of Celanese AG shares held by minority shareholders